EXHIBIT 99.1

Shopify Announces Results of its 2017 Annual Meeting of Shareholders

Ottawa, Canada - June 8, 2017 - Shopify Inc. (NYSE:SHOP)(TSX:SHOP) (“Shopify” or the “Company”), the leading cloud-based, multi-channel commerce platform designed for small and medium-sized businesses, today announced the results from its Annual Meeting of Shareholders (the “Meeting”) which took place yesterday. All director nominees were re-elected to the Board of Directors and PricewaterhouseCoopers LLP was appointed as auditors. Shareholders approved the advisory resolution on the approach to executive compensation disclosed in the Company’s management information circular dated May 2, 2017.

The detailed results of the Meeting were as follows:

	Percentage of Votes Cast For	For (number of votes)	Against/Withheld (number of votes)
1. Election of Directors
Tobias Lütke	99.86	175,775,607	237,787
Robert Ashe	99.65	175,400,779	612,615
Steven Collins	99.80	175,654,516	358,878
Gail Goodman	99.66	175,422,089	591,305
Jeremy Levine	99.79	175,640,203	373,191
John Phillips	99.48	175,101,090	912,304
2. Appointment of Auditors	99.93	186,673,135	133,136
3. Advisory Resolution on Executive Compensation	99.09	174,420,221	1,593,176

Following the Meeting, the Board of Directors selected Tobias Lütke to continue to serve as Chair of the Board of Directors, and Robert Ashe to continue to serve as Lead Independent Director.

About Shopify

Shopify is the leading cloud-based, multi-channel commerce platform designed for small and medium-sized businesses. Merchants can use the software to design, set up, and manage their stores across multiple sales channels, including web, mobile, social media, marketplaces and physical retail locations. The platform also provides merchants with a powerful back-office and a single view of their business. The Shopify platform was engineered for reliability and scale, making enterprise-level technology available to businesses of all sizes. Shopify currently powers hundreds of thousands of businesses in approximately 175 countries and is trusted by brands such as Tesla, Nestle, GE, Red Bull, Kylie Cosmetics, and many more.

INVESTORS:
Katie Keita
Director, Investor Relations 613-241-2828
IR@shopify.com

MEDIA:
Sheryl So
Public Relations Manager
416-238-6705 x 302
press@shopify.com

SOURCE: Shopify